CARL C. ICAHN
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153

                                 July 14, 2011

VIA FEDERAL EXPRESS AND FAX
---------------------------
Donald R. Knauss
Chairman and CEO
The Clorox Company
1221 Broadway
Oakland, CA  94612-1888

Dear  Don:

As you know, we are your largest shareholder, beneficially owning 9.4% of the outstanding shares of Clorox common stock. We hereby propose to purchase Clorox in a merger transaction pursuant to which one of our affiliated entities would be merged with and into Clorox and Clorox stockholders would receive $76.50 per share net in cash. That price represents a premium of 21% above the closing price of Clorox common stock on December 20, 2010, the day prior to the initiation of our investment in Clorox. The $12.6 billion merger consideration before fees and expenses will be satisfied through $4.8 billion of equity contributions from Icahn Enterprises LP and its affiliates consisting of 12.5 million shares of Clorox common stock and $3.8 billion in cash on hand, and $7.8 billion in financing arranged by Jefferies & Company, Inc. Please see Jefferies highly confident letter attached. Based upon current market conditions, we expect this financing to price with an interest rate of less than 6.5%, consistent with terms and conditions of the recent leveraged buyout of Del Monte Foods Company.(1) Clorox will agree to provide us and our financing sources with due diligence and to take the merger to the stockholders for a vote.

In order to prevent your rejection of this proposal on the basis that we may not be able to raise the debt financing (or that the proposal is in some other way flawed), we have included an extraordinary fee. If the Board of Clorox publicly announces by July 29, 2011 that it accepts our offer and provides us and our financing sources with due diligence, then if we fail to close for any reason whatsoever (including the failure of Jefferies to raise the financing), we will pay Clorox a $100 million payment for their time and effort.

We are in a unique position as your largest shareholder in that we are wearing two hats - one as a shareholder and another as a buyer. Thus, while we stand ready and able to buy Clorox, we encourage you to hold an open and friendly "go-shop" sale process where all the synergistic buyers are offered due diligence and invited to bid. If the company does so, we are confident the process will result in numerous superior bids for this company. It is widely known that in this industry "uninvited" offers are frowned upon. In fact, one large industry player has publicly stated it simply will not pursue an acquisition on any basis other than a "friendly" one. Wearing our "shareholder hat" we will accept a "go-shop" structure that will permit the Company to pursue superior offers without providing us with a contractual last look right. Furthermore, we are not asking to receive a break-up fee if we are outbid.
_________________________
(1) Del Monte was recently purchased on 3/8/11 by KKR, Vestar, and Centerview, and levered at approximately 7x Debt to LTM Adjusted EBITDA (less stock comp expenses) pro forma as of 10/31/10. The Company raised $750 million 5 Year Asset Backed Revolver at L+225, $2.7 billion 7 Year Term Loan at L+300, and $1.3 billion 8 year Senior Unsecured Notes at 7.625% that are quoted in the market at approximately 103% of face value as of 7/8/11

Now is the right time for Clorox to be aggressive in pursuing a strategic transaction. As you know, Clorox's "Centennial Strategy" forecasted annual sales growth of 3% to 5% and annual EBIT margin growth targets of 75 bps to 100 bps that together lead to double digit annual economic profit growth. Unfortunately, as management's recent guidance indicates, the Company will not come close to meeting these forecasts either this year or next year. While this poor performance has lessened the prospects for Clorox shareholders on a standalone basis, our perspective is that the prospects for shareholders have never been greater in terms of a sale of the company. Interest rates are at extremely low levels and it seems clear to us that there are potentially multiple substantially larger strategic bidders with robust balance sheets who are in a position to make a bid that reflects significant inherent synergies. We understand that we are a financial buyer that lacks inherent synergies and therefore strongly suggest that the Board aggressively pursue a transaction with a strategic buyer, which should attract a higher price. But in the event a higher offer fails to materialize, we believe our fellow stockholders should have the opportunity to accept our proposal.

Potential "Strategic Buyers" for the entire company in our opinion include Procter and Gamble, Unilever, Colgate Palmolive, Reckitt Benckiser, Kimberly Clark, and Henkel AG.(2) Clorox's highly defensive portfolio is unique in terms of its scale, its emphasis on "mega-trends", and its focus on innovative brands, most of which are ranked one in market share in their respective categories. Unlike Clorox, these potential Strategic Buyers already have a more robust international platform and could leverage this platform to market Clorox's brands more aggressively internationally.

With dominant brands and enough scale to make an acquisition meaningful to any of these potential Strategic Buyers shareholders, Clorox represents a scarce asset in an industry landscape where we fail to see any comparable alternatives. Due to size or overlap, any further consolidation or "mega-mergers" among these companies seem unlikely. And, consistent with Clorox management's views, high acquisition multiples offset much of the attractiveness of emerging market acquisitions. Quite simply, there are few strategic opportunities like Clorox.
_________________________
(2) SC Johnson is also a potential strategic acquirer however it is a private company and due to a lack of public information is therefore excluded.

Because of the extremely compelling synergies that would result, even an acquisition of Clorox for $100 per share (a 58% premium over the closing price of the shares on December 20, 2010) would be highly accretive to earnings per share to many potential Strategic Buyers.(3) The magnitude of the pre-tax earnings effect of synergies in our opinion would equal or exceed $600 million.(4) Strikingly, we estimate these synergies would more than pay for the cost of financing the acquisition for these potential Strategic Buyers.(5) Therefore, the shareholders of these potential Strategic Buyers would be rewarded with full benefit of Clorox's unlevered pre-tax earnings of approximately $950 million.(6) We estimate that substantial improvement to earnings per share of these potential Strategic Buyers, even if they pay $100 per share, as follows: Kimberly Clark by 26%, Colgate Palmolive by 25%, Reckitt Benckiser by 21%, Unilever by 9%, and Procter and Gamble by 5%.(7)
_________________________
(3) Procter and Gamble, Unilever, Colgate Palmolive, Reckitt Benckiser, and Kimberly Clark.

(4) The pre-tax earnings effect of synergies from a transaction in our opinion could exceed $600 million. The last major comparable transaction of Clorox's scale or bigger was Proctor and Gamble's acquisition of Gillette in 2005. According to Proctor and Gamble on its 8/5/08 conference call, it was able to achieve cost synergies that exceeded its target of $1.2 billion (11.5% of Gillette's sales) and revenue synergies that exceeded its target of $750 million (7.2% of Gillette's sales). Even if we more conservatively assume that with Clorox a strategic acquirer over time realizes cost synergies of 10% of sales and revenue synergies of 3.6% of sales, the pre-tax earnings effect of these synergies would equal approximately $600 million based on LTM results ended 3/31/11 assuming a cost structure against the revenue synergies consistent with Clorox's gross margin percentage of 43.7%.

(5) Financing costs from a transaction should not exceed $600 million even assuming a $15.580 billion financing for the transaction before fees and expenses, representing the total purchase price including net debt at $100 per share. The interest rate of the ten year treasury is at 3% and each of the potential Strategic Buyers is much larger than Clorox and is a strong investment grade company. While there may be slightly higher rates for some of these strategic buyers, for illustration purposes assuming an interest rate of 3.85%, the cost of financing would equal $600 million. For Kimberly Clark due to its smaller size and higher level of existing debt we assumed a 4.85% cost of financing.

(6) This estimate is based upon our reconciliation of the high end of Clorox management's FY 2012 (ends on 6/30/12) adjusted guidance provided on 5/3/11 of $4.29 per share. $950MM unlevered pre-tax income less interest costs of $114.5MM (midpoint of Clorox management guidance) = $835.5MM of pre-tax income which tax effected at a 34% tax rate (Clorox management guidance) = $551.4MM of net income which divided by 128.5MM shares (our estimate of the shares outstanding after completion of additional share repurchases in FY
     2011) equals $4.29 per share. This $4.29 per share is equivalent to the high end of Clorox management guidance FY 2012 excluding the midpoint of Clorox management guidance for one-time costs such as the investments in international IT systems and infrastructure improvements and U.S. R&D facilities.

(7) $950MM of unlevered pre-tax income tax based upon our reconciliation of the high end of Clorox management's FY 2012 guidance highlighted above tax effected at a 34% tax rate = $627MM of net income to the acquirer assuming synergies = cost of financing. Then take this $627MM divided by the number of shares outstanding of the respective acquirer versus the EPS guidance of the respective acquirer. Note the analysis assumes all synergies realized immediately and does not account for the cost to achieve the synergies.

With the 10 year treasury near 3%, and at least six significantly larger potential Strategic Buyers with limited acquisition opportunities in this industry, now is the time for this Board to move. In our opinion, Clorox is simply too accretive for these potential Strategic Buyers to ignore. We are prepared to enter into immediate negotiations with you so that the Company could commence this process now.

Sincerely,



/s/ Carl C. Icahn
-----------------
Carl C. Icahn

                                   ATTACHMENT
                                   ----------





                                                           STRICTLY CONFIDENTIAL
                                                           ---------------------


                                                                   July 14, 2011

Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Attention:  Carl Icahn

Ladies and Gentlemen:

We understand that Icahn Enterprises L.P. (the "Sponsor") is contemplating the acquisition (the "Acquisition") of The Clorox Company (the "Company"). It is our understanding that the enterprise value for the acquisition of the Company will be approximately $12.6 billion before fees and expenses. You have further advised us that you plan to raise approximately $7.8 billion of debt financing (the "Debt Financing") in connection with the Acquisition, at a leverage multiple of approximately 7.0x CY 2011 EBITDA. We understand that the balance of the capital will be in the form of equity, from both a rollover of the Sponsor's existing equity ownership position in the Company and approximately $3.8 billion of new equity from the Sponsor.

We are pleased to confirm that Jefferies & Company, Inc. ("Jefferies") is highly confident of its ability to arrange the Debt Financing, subject to: (i) satisfactory market conditions and no material adverse change in the business or prospects of the Company; (ii) receipt of ratings from Moody's and Standard and Poor's and delivery of customary documentation each that are satisfactory to Jefferies and the purchasers and/or lenders in the Debt Financing; (iii) satisfactory completion of our due diligence on the Company; (iv) Jefferies' receipt of an executed engagement agreement with terms, including indemnification, acceptable to Jefferies; and (v) approval from our internal committees.

For the avoidance of doubt, this letter is not a guarantee of the availability of the Debt Financing. Nothing herein shall be deemed to constitute any commitment by Jefferies to purchase or arrange the Debt Financing; such a commitment shall be evidenced only by the execution and delivery of, and shall be subject to the terms and conditions of, the definitive documentation referred to above.


                                   Sincerely,

                                   JEFFERIES & COMPANY, INC.


                                   By:  /s/ Jeffrey Whyte
                                        -----------------
                                         Name:  Jeffrey Whyte
                                         Title:  General Counsel, Investment
                                                 Banking + Public Reporting